AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

[redacted]

05012696

26 October 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RECEIVED
2005 NOV 21 P 12: 23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 20 October 2005, Re: Entitlements (Notice of Book Closure) Lion Corporation Berhad ("LCB") - Renounceable restricted offer for sale of up to 67,613,573 ordinary shares of RM1.00 each in Amsteel Corporation Berhad ("Amsteel") ("ROFS Shares") by LCB to the eligible shareholders of Amsteel at the offer price of RM1.00 per ROFS Share payable in full upon acceptance, on the basis of 964 ROFS Shares for every 10,000 Amsteel shares held at 5.00 p.m. on 14 November 2005 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

PROCESSED
NOV 23 2005
THOMSON
FINANCIAL

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 11/22

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MB_RHB_SAKURA on 20/10/2005 06:22:39 PM
Reference No MM-051020-65998

Submitting Merchant Bank (if applicable)	:	RHB SAKURA MERCHANT BANKERS BERHAD
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	AMSTEEL CORPORATION BERHAD
* Stock name	:	AMSTEEL
* Stock code	:	2712
* Contact person	:	TENGKU AZIAN SHAHRIMAN
* Designation	:	HEAD OF CORPORATE FINANCE

* Entitlement date :**14/11/2005**

* Entitlement time :**05:00:00 PM**

* Entitlement subject :**Others**

* Entitlement description

LION CORPORATION BERHAD ("LCB")

RENOUNCEABLE RESTRICTED OFFER FOR SALE OF UP TO 67,613,573 ORDINARY SHARES OF RM1.00 EACH IN AMSTEEL CORPORATION BERHAD ("ACB") ("ROFS SHARES") BY LCB TO THE ELIGIBLE SHAREHOLDERS OF ACB AT THE OFFER PRICE OF RM1.00 PER ROFS SHARE PAYABLE IN FULL UPON ACCEPTANCE, ON THE BASIS OF 964 ROFS SHARES FOR EVERY 10,000 ACB SHARES HELD AT 5.00 P.M. ON 14 NOVEMBER 2005 ("ROFS")

Period of interest payment : to

Financial Year End :

Share transfer book & register of members will be closed from :**14/11/2005** to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Secretarial Communications Sdn Bhd
Level 46, Menara Citibank
165, Jalan Ampang
50450 Kuala Lumpur
Tel: 03-2162 2155

Payment date :

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers :**14/11/2005**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :● **Ratio** ○ **RM** ○ **Percentage**

* Ratio :**96.4 : 1000**

RHB Sakura Merchant Bankers Bhd (19663-P)

Rights Issues/Offer Price : 1

Remarks

The Prospectus (and the accompanying notice of provisional allotment offer and the offer acceptance form) to be despatched to the entitled shareholders of ACB, is not intended to *be issued, circulated or distributed in countries or jurisdictions other than Malaysia.* Shareholders of ACB residing in countries or jurisdictions other than Malaysia should therefore immediately consult their legal advisers as to whether the acceptance or renunciations of their entitlements to the ROFS would result in the contravention of any laws of such countries or jurisdictions.
